spreadable bacon... FINALLY!



- BACON AS THE FIRST INGREDIENT
- USDA CERTIFIED, LIKE ALL BACON JAM SHOULD BE!
- GLUTEN-FREE AND UPCYCLED
- INCREMENTAL SALES INCREASE
- NATURALLY SHELF STABLE AND FULLY COOKED

TBJ GOURMET™

fun fine foods


BLACK PEPPER
BACON JAM
a sweet and peppery spread

black pepper

robust and peppery


THE ORIGINAL
BACON JAM
a sweet and savory spread

original

sweet and savory


SWEET CHILI
BACON JAM
a sweet and smoky spread

sweet chili

warm and smoky

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000

Product of USA

PRODUCT:	 ORIGINAL BACON JAM	 BLACK PEPPER BACON JAM	 SWEET CHILI BACON JAM
CATEGORY:	Deli/Meat/Gift/Sauces		
DESCRIPTION:	Our flagship bacon spread bursting with sweet and salty bacon goodness, this flavor pairs well with foods at any meal. Go traditional and try it on a burger or with breakfast foods, or take party hors d'oeuvres like crackers with goat cheese or brie from ordinary to exceptional.	Peppered bacon offers a balance to sweetness and that perfect kick to step up the complexity of flavor. Perfect for deli sandwiches, steak, fish and grilled foods — spruce up those veggies (our favorite is Brussels sprouts)!	Just the right amount of sweet chili, garlic and bacon give this bacon spread flavor a warm, barbecue-like taste. Step up main dishes such as pork tenderloin, wings and scallops, or make a killer mac 'n cheese combo.
SIZE:	7.5oz	7.5oz	7.5oz
SKU:	OBJ7	PBJ7	CBJ7
BAR CODE:	8 53981 00512 6	8 53981 00514 0	8 53981 00511 9
CASE SIZE:	12 cups/case		
SHELF LIFE:	12 month minimum shelf life at delivery		
NUTRITION FACTS:	**Nutrition Facts** Servings: about 10, **Serv. size: 1 tbsp (20g),** Amount per serving: **Calories 50, Total Fat** 2.5g (3% DV), Sat. Fat 1g (5% DV), **Cholest.** 5mg (2% DV), **Sodium** 50mg (2% DV), **Total Carb.** 7g (3% DV), Total Sugars 7g (Incl. 7g Added Sugars, 14% DV), **Protein** 1g, Not a significant source of *Trans* Fat, Fiber, Vit. D, Calcium, Iron, and Potas.		


BACON JAM
TBJ GOURMET
BACON JAM

DISPLAY SHIPPERS AVAILABLE


BACON JAM

TBJ GOURMET™
fun fine foods

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000

Product of USA